UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ATP OIL & GAS CORPORATION

(Name of Issuer)

COMMON STOCK ($0.01 PAR VALUE PER SHARE),

(Title of Class of Securities)

00208J108

(CUSIP Number)

Stephen S. Taylor, Jr.

c/o Taylor Asset Management, Inc.

714 S. Dearborn St. 2nd Floor

Chicago, IL 60605

Phone # (312) 583-0500

With Copies To:

Tobias L. Knapp, Esq.

Jenner & Block LLP

919 Third Avenue

New York, New York 10022

(212) 891-1655

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

 December 11, 2012

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00208J108

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Taylor International Fund, Ltd FEIN # 13-2741729
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,000,166 shares (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,000,166 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,166 shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.75%(3)
14	TYPE OF REPORTING PERSON OO

(1)	Mr. Taylor may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Taylor International Fund, Ltd. Mr. Taylor is the Chairman of Taylor Asset Management Inc., which is the Investment Manager of Taylor International Fund, Ltd. The filing of this Statement and any future amendment by Mr. Taylor, and the inclusion of information herein and therein with respect to Mr. Taylor, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

(2)	The 3,000,166 shares directly owned by Taylor International Fund, Ltd. consist of 2,493,500 shares of the Issuer’s common stock, par value $.001 per share and 112,480 shares of 8% Convertible Series B Preferred Stock (the “Series B Preferred”), which are convertible into 506,666 shares of the Issuer’s common stock.

(3)	Based upon 52,159,849 shares outstanding, which is the total number of shares outstanding as of May 1, 2012 as reported in the Issuer’s most recently filed Quarterly Report on Form 10-Q (filed with the SEC on May 10, 2012 for the quarterly period ended March 31, 2012).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Taylor Asset Management, Inc. FEIN # 26-044-8554
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,000,166 shares (1)(2)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,000,166 shares (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,166 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.75%
14	TYPE OF REPORTING PERSON IA

(1)	Mr. Taylor may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Taylor International Fund, Ltd. Mr. Taylor is the Chairman of Taylor Asset Management Inc., which is the Investment Manager of Taylor International Fund, Ltd. The filing of this Statement and any future amendment by Mr. Taylor, and the inclusion of information herein and therein with respect to Mr. Taylor, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

(1)	Consists of 2,493,500 shares of the Issuer’s Common Stock and 112,480 shares of Series B Preferred Stock, which are convertible into 506,666 shares of the Issuer’s Common Stock, owned by Taylor International Fund, Ltd. Mr. Taylor is the Chairman of Taylor Asset Management Inc., which is the Investment Manager of Taylor International Fund, Ltd. The filing of this Statement and any future amendment by Mr. Taylor, and the inclusion of information herein and therein with respect to Mr. Taylor, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

(2)	Based upon 52,159,849 shares outstanding, which is the total number of shares outstanding as of May 1, 2012 as reported in the Issuer’s most recently filed Quarterly Report on Form 10-Q (filed with the SEC on May 10, 2012 for the quarterly period ended March 31, 2012).

CUSIP No. 00208J108

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stephen S. Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 307,085 shares (1)
	8	SHARED VOTING POWER 3,000,166 shares (2)
	9	SOLE DISPOSITIVE POWER 307,085 shares (1)
	10	SHARED DISPOSITIVE POWER 3,000,166 shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,307,251 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.34%(3)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 307,085 shares of the Issuer’s Common Stock owned by Stephen S. Taylor individually.

(2)	Consists of 2,493,500 shares of the Issuer’s Common Stock and 112,480 shares of Series B Preferred Stock, which are convertible into 506,666 shares of the Issuer’s Common Stock, owned by Taylor International Fund, Ltd. Mr. Taylor is the Chairman of Taylor Asset Management Inc., which is the Investment Manager of Taylor International Fund, Ltd. The filing of this Statement and any future amendment by Mr. Taylor, and the inclusion of information herein and therein with respect to Mr. Taylor, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

(3)	Based upon 52,159,849 shares outstanding, which is the total number of shares outstanding as of May 1, 2012 as reported in the Issuer’s most recently filed Quarterly Report on Form 10-Q (filed with the SEC on May 10, 2012 for the quarterly period ended March 31, 2012).

Item 1.

(a)	Name of Issuer

ATP Oil & Gas Corporation

(b)	Address of Issuer’s Principal Executives Offices

4600 Post Oak Place, Suite, 100

Houston, Texas 77027

Item 2.

(a)	Name: Taylor International Fund, Ltd. (“TIF”), Stephen S. Taylor and Taylor Asset Management, Inc. (“TAM”), which is a professional asset management firm controlled by Mr. Taylor and the investment manager of TIF.
(b)	Business Address: 714 South Dearborn St, 2nd Floor, Chicago, Illinois 60605
(c)	Present Principal Occupation: Investment Manager at TAM, advisor to TIF
(d)	None of the Reporting Persons has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations).
(e)	During the last five (5) years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not or are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Citizenship: Taylor International Fund, Ltd. is a Cayman Island Corporation. Taylor Asset Management, Inc. is an Illinois Corporation, and Stephen S. Taylor is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Taylor acquired 307,085 shares of the Issuer’s Common Stock for total consideration of $34,950.77. The source of the funds was his personal resources. Taylor Asset Management, Inc. (“TAM”) acquired for Taylor International Fund, Ltd. (“TIF”) 2,493,500 shares of the Issuer’s Common Stock for total consideration of $273,553.75. Taylor Asset Management, Inc. (“TAM”) acquired for Taylor International Fund, Ltd. (“TIF”) 112,480 shares of the Issuer’s Preferred B Stock for total consideration of $126,069.79. The source of the funds was from Mr. Taylor and other investors not named herein.

Item 4. Purpose of Transaction.

The reporting persons have purchased shares of the issuer to obtain long term capital appreciation.

Taylor International Fund began to purchase and build up a sizeable position based on the Fund’s belief that there is substantial equity remaining in the Issuer that should be realized by shareholders after an orderly Chapter 11 process is allowed to run its course

The Reporting Persons understand the Bankruptcy Court for the Southern District of Texas, Houston Division, which is overseeing the Issuer’s Chapter 11 case, has an outstanding order restricting the transfer of equity securities, and the Reporting Persons will comply with the requirements set forth therein with respect to any future acquisition or disposition of securities.

None of the Reporting Persons has any current, definitive plans or proposals which relate to or which would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; TYPESETTING SYSTEM

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or (j) Any action similar to any of those enumerated above. Mr. Taylor and TAM may have discussions with management, other shareholders, and interested parties.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Taylor has direct beneficial ownership of 307,085 shares of the Issuer’s Common Stock. TIF has direct beneficial ownership of 2,493,500 shares of the Issuer’s Common Stock and direct beneficial ownership of 112,480 of the Issuer’s Preferred B Stock, which are convertible into 506,666 shares of the Issuer’s Common Stock. Accordingly, Mr. Taylor may be deemed to own beneficially a total of 3,307,251 shares of the Issuer, constituting 6.34% of the Issuer's shares of common stock outstanding. based on the total number of shares outstanding as of May 1, 2012 as reported in the Issuer’s most recently filed Quarterly Report on Form 10-Q.

(b)	Mr. Taylor hast the sole power to vote and to dispose or direct the disposition of 307,085 shares of the Issuer’s Common Stock and shares the power to vote and to dispose or direct the disposition of 3,000,166 shares of the Issuer’s Common Stock with TAM and TIF.

(c)	The Reporting Persons have made the following purchases of the Issuer's common stock on the open market since November 13, 2012:

Name	Date	Shares	Price Per Share
TAM	11/13/2012	400,000	0.119
TAM	11/13/2012	5,000[1]	1.55
TAM	12/3/2012	200,000	0.099
TAM	12/3/2012	10,200	0.76
TAM	12/4/2012	147,000	0.0948
TAM	12/5/2012	858,100	0.1105
TAM	12/5/2012	60,000[1]	1.0378
TAM	12/6/2012	78,400	0.1115
TAM	12/6/2012	9,230[1]	1.2324
TAM	12/7/2012	300,000	0.105
TAM	12/11/2012	510,000	0.112
TAM	12/11/2012	10,000[1]	1.1194
Stephen Taylor	12/12/2012	307,085	0.1138
TAM	12/12/2012	18,050[1]	1.3827

  Shares are Preferred B Stock convertible into the Issuer’s common stock at a ratio of 4.5045

(d) N/A

(e) N/A.

Item 6. None

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated as of December 20, 2012.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2012

TAYLOR INTERNATIONAL FUND, LTD.

By:	Taylor Asset Management, Inc.
its Investment Manager

By:	/s/ Stephen S. Taylor
Stephen S. Taylor, Chairman

TAYLOR ASSET MANAGEMENT, INC.

By:	/s/ Stephen S. Taylor.
Stephen S. Taylor, Chairman

STEPHEN S. TAYLOR

By:	/s/ Stephen S. Taylor
Stephen S. Taylor, Individually

EXHIBIT A

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 20th day of December, 2012, by and among Taylor International Fund, Ltd., Taylor Asset Management, Inc. and Stephen S Taylor.

The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and Schedule 13G (the "Filings") required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Common Stock of ATP Oil & Gas Corporation that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

TAYLOR INTERNATIONAL FUND, LTD.

By:	Taylor Asset Management, Inc.
its Investment Manager

By:	/s/ Stephen S. Taylor
Stephen S. Taylor, Chairman

TAYLOR ASSET MANAGEMENT, INC.

By:	/s/ Stephen S. Taylor.
Stephen S. Taylor, Chairman

STEPHEN S. TAYLOR

By:	/s/ Stephen S. Taylor
Stephen S. Taylor, Individually